Exhibit 99.1

Triple P Press release Highlights General Meeting of Shareholders

PRESS RELEASE

HIGHLIGHTS GENERAL MEETING OF SHAREHOLDERS

•                  Fezi Khaleghi Yazdi appointed as Chief Executive Officer

•                  Henny IJsendoorn appointed as member of the Board of Supervisory Directors

•                  Approval of subordinated loan of € 1.5 million

June 22, 2005 - Vianen, The Netherlands. Triple P N.V. (NASDAQ SCM: TPPP), announced the highlights of its General Meeting of Shareholders held on June 16, 2005.

The General Meeting of Shareholders appointed Mr F. Khaleghi Yazdi as Chief Executive Officer of Triple P N.V. After an absence of six years, Mr. Khaleghi Yazdi, the founder of the Company, returned as a member of the Supervisory Board in July 2003. In this position he already strengthened the Management Board by providing advisory and management services on an interim basis.

Mr Khaleghi Yazdi commented on his appointment as CEO: “The Company is in a transitional phase, which is a lengthy process. I am convinced that the focus on higher margin activities is the right strategic path for the future of the Company.”

In addition, the General Meeting of Shareholders appointed Mr. H.J. IJsendoorn as a member of the Board of Supervisory Directors. Mr. IJsendoorn will also be a member of the Company’s Audit Committee and will serve as the audit committee financial expert. Mr. IJsendoorn is a certified public accountant and previously held various positions at KPMG, ACF Holding N.V. and the Van Dijk Group.

The Company also announced that the General Meeting of Shareholders had approved the potential issuance by the Company of a 7.5%, five year, subordinated loan of € 1.5 million. The interests in the loan will be offered to non-U.S. shareholders of the Company,  and has been fully subscribed by TPM Europe B.V., a company wholly-owned by Mr. Khaleghi Yazdi, on a standby basis. If consummated, this loan transaction is expected to improve the short-term cash position of the Company.

About Triple P

Triple P (Nasdaq SCM: TPPP) designs, supplies, builds and manages ICT-solutions that in an efficient way contribute to your company’s results.  The three p’s – people, performance and partnership - are the basis for long-lasting and successful relationships with our customers.

This release contains a number of forward-looking statements based on current expectations, including potential financing plans and the impact of restructuring plans.  Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements.  Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “intends,” and similar expressions are intended to identify forward-looking statements.  Actual results may differ materially due to a number of factors which include, but are not limited to:  overall ICT- spending and demand for ICT services in the Netherlands; the timing of significant orders; the ability to hire, train and retain qualified personnel; the total amount of severance and other costs needed to complete the Company’s restructuring plans and fierce competition.  For a more thorough discussion of these risks and uncertainties, see the Company’s filings with the Securities and Exchange Commission, particularly its most recent annual report on Form 20-F.

Contact

Triple P NV
PO-box 245
4130 EE Vianen
The Netherlands

Phone: + 31 347 353650
Fax: + 31 347 353666
e-Mail: info@triple-p.nl
www.triple-p.nl